
SEC MAIL
RECEIVED
PROCESSING
2 2007
WASH. D.C.


07007320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.R. Beal & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard B. Beal (212) 983-3930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard B. Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

KATHLEEN M. SIMON
NOTARY PUBLIC STATE OF NY
NO. 24-5003938
QUALIFIED IN KINGS CNTY
COMMISSION EXPIRES NOVEMBER 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partner of
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 30, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

M.R. Beal & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 397,205
Securities owned, at market value (primarily corporate equity)	46,941
Receivable from clearing broker	1,618,238
Commissions and investment banking fees receivable	393,432
Financial advisory fees receivable	37,500
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $426,383	208,209
Due from related parties	256
Other assets	390,745
Total assets	$3,092,526

LIABILITIES AND PARTNER'S DEFICIT

Liabilities	
Accrued compensation and benefits	$ 131,480
Accrued expenses and other liabilities	1,202,414
Subordinated debt	2,000,000
Total liabilities	3,333,894
Partner's deficit	
General Partner	(241,368)
Total liabilities and partner's deficit	$3,092,526

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION, DESCRIPTION OF BUSINESS

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the Rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"), which is owned by the CEO.

NOTE B - LIQUIDITY AND SUBSEQUENT EVENTS

The Company incurred a net loss of $2,255,986 for the year ended December 31, 2006.

On January 11, 2007, the CEO and related party entered into a loan agreement with Pershing LLC for the amount of $1,750,000, and contributed as capital $1,450,000 to the Company. The loan bears interest at the higher of prime rate or the Federal Funds rate plus 0.50%. Interest is payable on the last day of the month, and commenced on January 31, 2007. The loan is payable in three installments of principal. A $300,000 principal payment is due on April 11, 2007. A $450,000 principal payment is due on October 11, 2007, and the remaining balance is due on July 11, 2008. The loan is secured by assets other than the Company. The CEO intends to repay the loan with interest from personal funds and will not draw any funds from the Company to repay the loan.

On January 11, 2007, the Company repaid its subordinated loan to Pershing LLC in the amount of $2,000,000 (See Note G).

On January 24, 2007, the CEO purchased corporate receivables of the Company. These receivables were recorded on the books at a value of $202,500 and were purchased for $189,500.

On March 21, 2007, the General Partner entered into a cash and securities lending agreement with a third party lender for the amount of $700,000 in cash and $300,000 in loaned municipal securities. The loan bears interest at 3.75% annually.

With the borrowed securities and cash as collateral the General Partner intends to deliver to the Company a Secured Demand Note Collateral Agreement for the $300,000 in municipal securities and $700,000 in cash, in exchange for a subordinated liability which will be due on March 31, 2010, which will qualify as equity capital for the broker dealer under the Securities and Exchange Commission's Uniform Net Capital Rule upon approval of the NASD.

NOTE B (continued)

At February 28, 2007, the Company's excess net capital was $175,322 (unaudited).

The municipal finance business is cyclical in nature, with volume inversely correlated to movements in interest rates primarily due to increased refunding opportunities. Over the course of the last several years, negotiated municipal bond volume has been inconsistent and spreads narrowed. Management believes the outlook in the municipal bond industry is encouraging and bond issuance is expected to increase. Management has also projected that the Company will be profitable for the year ending December 31, 2007 after considering planned cost cutting in staff and office space. Accordingly, management believes that it has adequate liquidity and will have sufficient regulatory capital to continue normal operations in the foreseeable future.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partner.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

NOTE D - RECEIVABLE FROM CLEARING BROKER AND BROKERS AND DEALERS

The Company's customers are carried on a fully disclosed basis by its clearing broker, Pershing LLC pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the clearing brokers. The clearing broker is a member of various exchanges and is subject to the rules and regulations of such organizations.

	December 31, 2006
Receivable from clearing broker	$1,618,238
	$1,618,238

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. At December 31, 2006, the Company had an open contractual commitment related to the purchase of when issues municipal securities in the amount of $629,988 with settlement on January 9, 2007. The Company sold the securities on January 4, 2007.

The Company has obligations for its office space in New York City and Chicago under the terms of a non-cancelable operating lease that expires through 2015. Rent expense for the year ended December 31, 2006 was approximately $603,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for $312,782 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

The Company is a defendant in lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial statements.

NOTE E (continued)

Future minimum annual rental commitments under these agreements are as follows:

Year ending December 31,	
2007	$567,036
2008	568,742
2009	506,911
2010	518,166
2011	452,939
Thereafter	896,233

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $919,892, which was $819,892 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8 and 1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount. On January 11, 2007, when the Company repaid the subordinated debt after the CEO made a capital contribution in the amount of $1,450,000 and repaid the subordinated debt (See Note B). This brought the Company back into compliance with the debt to equity ratio. Proprietary accounts, held at Pershing ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and Pershing which requires, among other things, Pershing to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE G - SUBORDINATED LIABILITIES

The Company had a temporary subordinated loan agreement with Pershing LLC ("Pershing"), its clearing broker, in the amount of $2,000,000. On January 12, 2006, the Company repaid $500,000 of the subordinated loan. On March 21, 2006, the Company paid $1,500,000 to Pershing LLC to fully repay the remaining balance of the subordinated loan whose repayment had been suspended.

NOTE G (continued)

On May 17, 2006, the Company entered into a temporary subordinated loan agreement with Pershing LLC in the amount of $1,500,000, which was repaid on July 1, 2006.

On September 20, 2006, the Company entered into a temporary subordinated loan agreement with Pershing, its clearing broker, for $2,000,000. The loan bears interest at the rate of 10.5%. The loan has a maturity date of November 3, 2006; under Rule 15c3-1, this type of loan cannot be outstanding more than 45 days unless repayment of the loan will cause the firm's net capital to be less then 120% of the minimum dollar amount required by the rule. On November 3, 2006, the Company exercised the suspended repayment provision, as the firm's net capital would have fallen below 120% of the minimum amount required if repayment of the loan was made. The Company repaid the subordinated loan in full on January 11, 2007 (see Note B).

Pursuant to an agreement approved by the National Association of Securities Dealers, Inc., the subordinated borrowings described above are included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

NOTE H - EQUITY AND GENERAL PARTNER CONTRIBUTIONS

On January 30, 2006, the CEO purchased the future cash flows of certain contingent receivables not yet recognized, for $722,500. These contingent receivables were not collected in 2006, and the amount paid by the CEO has been treated as a capital contribution of the General Partner in 2006.

On February 24, 2006, the General Partner entered in a loan agreement with a third party institutional lender for the amount of $750,000, and contributed as capital the entire proceeds of the loan to the Company. The loan bears interest at prime rate plus 2.5%. Monthly principal payments of $15,000 commenced on September 1, 2006. A $300,000 principal payment is due on February 1, 2008 and any remaining balance is due on February 24, 2008. The Company has funded all payments related to the debt through a management fee paid to the General Partner.

NOTE I - RELATED PARTY AND OTHER TRANSACTIONS

At December 31, 2006, the Company has noninterest-bearing receivables from related parties, and employee loans receivable as follows:

	Amount
Other related parties	$ 256
Employee loans (included in other assets)	$34,030

On January 27, 2006, the CEO of the Company, who is the sole shareholder of the General Partner, repaid $280,000 of loans included in receivable from related parties at December 31, 2005.

In April of 2006, MRB Securities (General Partner) repaid $250,324.

In October of 2006, CMG Advisors (Affiliate company of the General Partner) repaid $25,498.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2006, the Company's cash balance was held at three major New York-based financial institutions.

As of December 31, 2006, the Company maintained a standby letter of credit in the amount of $160,042. The letter of credit is secured by a savings certificate in like amount. The letter of credit is used as a security deposit for the New York office and is recorded in other assets on the statement of financial condition.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partner of
M.R. Beal & Company

In planning and performing our audit of the financial statements and supplemental schedules of M. R. Beal & Company (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of Americas. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory organizations which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 30, 2007


END